COASTAL PACIFIC GIVES OVERVIEW OF RICH REGIONAL HISTORY OF TIMMINS

CALGARY, AB   October 22, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company") established its interest in optioning the Hotstone Gold Property ("Hotstone") based not just on the positive historical exploration activity, but also on the rich and productive gold mining history in the region and the recent acquisition activity in the sector.

Hotstone is located 250 km from Timmins Gold Corp. which recently received an unsolicited $275 million takeover bid from Capital Gold, a New York based mining company which trades on the Toronto Stock Exchange.

The Porcupine Mining Camp, which encompasses several mining giants, is dotted with numerous head frames and open pit mines; some old, some newer, evidencing the tremendous mining heritage of the district. The Porcupine Mining Camp has produced both gold and base metals from a variety of mines through its 100 years of history.

The Porcupine Mining Camp is located along the famous Porcupine-Destor Fault, which runs 200km from Timmins to Destor in Quebec, with over 70 million ounces of gold produced from the camp -- at today's gold prices of approximately US$1300 per ounce equates to over US$91 billion.

There were the "Big Four" mining giants within the Porcupine Mining Camp which led the gold production for the area: the McIntyre, the Hollinger, the Pamour and the mighty Dome Mine.

The Hollinger Gold Mine
In October 1909, Benny Hollinger and Alex Gillies made the discovery that would lead to the beginning of the Porcupine Gold Rush and the world's largest gold mines. Benny Hollinger tripped over some outcrop covered in moss, as he and Alex Gillies were walking back to their camp. Benny uncovered a quartz vein that was laden with gold like the drippings of candle wax over the rocks. The Hollinger Mine operated from 1910 to 1968 and closed due to depleting ore reserves. The Hollinger Gold Mine was Canada's largest gold producer with 19.6 million ounces of gold produced while in operation.

The McIntyre Gold Mine
This was the 3rd largest gold producer in Canadian history, with a production of 10.8 million oz. Discovered by prospectors Alexander Olifant (alias Sandy McIntyre) and Hans Buttner who staked their claims on the shores of Pearl Lake in 1909. The McIntyre mine operated between 1912 and 1988 and consisted of an underground mining operation with several access shafts and vent raises as well as a mill, shops, and office buildings. The McIntyre arena was built in 1938 for the workers and their families. At one point copper was discovered within the McIntyre Mine, the Pearl Lake Porphyry, and by 1963, copper production exceeded gold production. The property was reclaimed in 2001 and today the City of Timmins has redeveloped the No. 11 head frame stands on the far shore of Pearl Lake as a heritage monument to the history of the McIntyre Gold Mine and the legacy of the gold mining in the Porcupine Mining Camp.

The Pamour Gold Mine
The Pamour ore body was first staked in 1909 by a prospector A.C. Brown, yet for a variety of reasons, such as the Great Fire of July 11, 1911, World War I, and the stock market crash of 1929, along with a general lack of funds, the mine had a difficult start-up.

It was not until 1935, when a deal between Noranda Mines Ltd. and Pamour Porcupine Mines Ltd. brought the mine into production

The Pamour Mine remained in production through Porcupine Joint Venture, a joint development project by Placer Dome Ltd. and Kinross Gold Corp which has kept the Pamour pit in operation until 2005.

The Mighty Dome Gold Mine
The first producing gold mine in the Porcupine Mining Camp, the Dome Gold Mine was discovered by a prospecting team led by Harry Preston and Jack Wilson who uncovered large mounds or domes of golden crusted quartz, which looked like large scoops of ice cream. The claims they staked to cover the area around the massive gold laden quartz would later be called "The Big Dome" and the name of mine.

The Dome Gold Mine has produced over 16 million ounces of gold to date, and is Canada's longest continuous producing Gold Mine with over 100 years of production in 2010.

The Porcupine Mining Camp has produced in excess of 70 million ounces of gold in its 100 year history, from numerous mines including the big four. Gold production in the area is set to duplicate its 100 years of success with the new development of the Lake Shore Gold Mine, which outline over 800,000 ounces by 2009 and is increased reserves at depth. There have recently been additional gold zones discovered by numerous mining companies west of the new Lake Shore Gold mine, which will extend the Porcupine Mining Camp, further westward from Timmins along the Destor-Porcupine Fault.

"The current price of gold coupled with historical information on the Hotstone Gold Property, and recent acquisition activity in the Timmins area are very encouraging," states Joe Bucci, President of Coastal. "Furthermore, with Hotstone being located in the area that these extraordinary producers have operated, that being within the Swayze Greenstone belt of Northern Ontario -- the southwestern extension of the Abitibi Greenstone belt -- our choice of projects demonstrates further promise."

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will joint venture with companies having reserves to develop and produce. Currently the Company is in a joint venture agreement in Ontario, Canada.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as money for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Coastal Pacific Mining Corp.
927 Drury Ave N.E.
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joesph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.